UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF1933
Release No. 9327 /May 31, 2012

SECURITIES EXCHANGE ACT OF 1934
Release No. 67080 /May 31, 2012

INVESTMENT COMPANY ACT OF 1940
Release No. 30089 /May 31, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14824

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In the Matter of	:	ORDER MAKING FINDINGS, ISSUING
	:	CEASE AND DESIST, AND IMPOSING
ENTERTAINMENT CAPITAL CORP.	:	REMEDIAL SANCTIONS BY DEFAULT
	:	

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        The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative and Cease-and-Desist Proceedings (OIP) on March 29, 2012, pursuant to Sections 12(j) and 21C of the Securities Exchange Act of 1934 (Exchange Act), Sections 9(f) and 54(c) of the Investment Company Act of 1940 (Investment Company Act), and Rule 610(c) of Regulation E. The OIP alleges that Entertainment Capital Corp. (Entertainment Capital), a business development company (BDC) with securities registered under Section 12(g) of the Exchange Act, has had its corporate registration in Nevada revoked and that it is in violation of: Section 17(g) of the Investment Company Act, Investment Company Act Rule 17g-1, Section 13(a) of the Exchange Act, Exchange Act Rules 13a-1 and 13a-13, and Rule 609 of Regulation E.

        Entertainment Capital was served with the OIP on April 2, 2012, and was required to file an Answer within twenty days of service. OIP at 4; 17 C.F.R. § 220(b).

Findings of Fact and Conclusions of Law

        Entertainment Capital is in default because it has not filed an Answer, did not participate in the prehearing conference on May 16, 2012, and did not otherwise defend the proceeding, and I deem the following allegations in the OIP to be true. 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Entertainment Capital, Central Index Key No. 1104673, is a Nevada corporation located in Temecula, California, with securities registered under Section 12(g) of the Exchange Act. According to the Nevada Secretary of State, Entertainment Capital's registration has been revoked. On January 25, 2005, Entertainment Capital elected to be a BDC, pursuant to Section 54(a) of the Investment Company Act, 15 U.S.C. § 80a-53. Prior to its BDC election, Entertainment Capital was an operating company formed to identify and acquire favorable businesses. Entertainment Capital has ceased to engage in business.

Fidelity Bond

Section 59 of the Investment Company Act makes Section 17(g) of the Investment Company Act and Investment Company Act Rule 17g-1 applicable to BDCs. These provisions require each BDC to provide and maintain a bond issued by a reputable fidelity insurance company against larceny and embezzlement by officers and employees of the BDC.

Entertainment Capital violated Section 17(g) of the Investment Company Act, and Investment Company Act Rule 17g-1 from the date of its BDC election to the present, because it has not provided and maintained a fidelity bond.

Delinquent Periodic Filings

Section 13(a) of the Exchange Act requires all issuers with a security registered pursuant to Section 12 of the Exchange Act to, among other things, file with the Commission annual and quarterly reports. Exchange Act Rule 13a-1 requires such issuers to file annual reports on Form 10-K, and Exchange Act Rule 13a-13 requires such issuers to file quarterly reports on Form 10-Q.

Entertainment Capital violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 because it has not made any annual filings since April 17, 2006, when it filed a Form 10-K with the Commission for the period ended December 31, 2005, and has failed to make any quarterly filings since it filed a Form 10-Q with the Commission on August 11, 2006, for the period ended June 30, 2006.

Failure to Comply with Regulation E

Regulation E, issued pursuant to the Securities Act of 1933 (Securities Act), allows a BDC to raise up to $5 million per year in public securities transactions exempt from the registration provisions of the Securities Act. Securities offered pursuant to the Regulation E exemption are not restricted in the hands of investors who are not affiliates of the BDC. Before such an offering, the BDC must file with the Commission a notification statement on Form 1-E and an offering circular containing certain financial statements and other disclosures. Rule 609 of Regulation E requires that within thirty days after the end of each six-month period throughout the offering, and also at the offering's end, the BDC must file with the Commission a Form 2-E, which requires a statement of the amount raised in the offering to date, among other things.

Entertainment Capital filed a Form 1-E on November 3, 2005, and amended Forms 1-E on November 14, 2005, and March 2, 2006. The Form 1-E filings included a required offering circular, which provided certain disclosures regarding the offering. Entertainment Capital filed Forms 2-E for the November 3, 2005, offering on June 28, 2006, and November 16, 2006. Entertainment Capital failed to comply with Rule 609 of Regulation E because it did not file a Form 2-E within thirty days of the six months following the date of the November 3, 2005, Form 1-E.

BDC Status

Section 54(c) of the Investment Company Act provides that whenever the Commission finds, on its own motion or upon application, that a BDC that has filed a notice of election pursuant to Section 54(a) has ceased to engage in business, the Commission shall so declare by order revoking such company's election.

Order

Based on the findings and conclusions, I find the following to be necessary and appropriate for the protection of investors:

I ORDER, pursuant to Sections 9(f) of the Investment Company Act of 1940 and 21C of the Securities Exchange Act of 1934, that Entertainment Capital Corp. shall cease and desist from committing or causing violations, and any future violations, of Section 17(g) of the Investment Company Act of 1940 and Investment Company Act Rule 17g-1, and Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13;

I FURTHER ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of Entertainment Capital Corp.'s registered securities is revoked;

I FURTHER ORDER, pursuant to Rule 610(c) of Regulation E, that Entertainment Capital Corp.'s Regulation E exemption is suspended permanently; and

I FURTHER ORDER, pursuant to Section 54(c) of the Investment Company Act of 1940, that Entertainment Capital Corp.'s election as a business development company is revoked.

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Brenda P. Murray
Chief Administrative Law Judge

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